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Golden State Vintners, Inc.

Letter re Change in Accounting Principle

Exhibit 18

     November 14, 2001

Audit Committee of the Board of Directors
Golden State Vintners, Inc.
8418 S. Lac Jac Avenue
Parlier, California 93648

Dear Sirs:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended September 30, 2001, of the facts relating to the change in the method of determining the cost of inventories from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Golden State Vintners, Inc. as of any date or for any period subsequent to June 30, 2001. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Golden State Vintners, Inc. as of any date or for any period subsequent to June 30, 2001.

Yours truly,

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Fresno, CA

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Golden State Vintners, Inc. Letter re Change in Accounting Principle
Exhibit 18